INDOSAT PALAPA COMPANY B.V COMMENCES 144A/REG S OFFERING

Jakarta, May 12, 2010 — PT Indosat Tbk. (“Indosat”) announced today that Indosat Palapa Company B.V., a wholly owned subsidiary of Indosat, has mandated Citi as Sole Global Coordinator, and Citi, DBS Bank Ltd., Deutsche Bank, HSBC, and The Royal Bank of Scotland as Joint Bookrunners for a Rule 144A / Reg S benchmark offering of 10 years US Dollar fixed-rate senior guaranteed notes. The new issue is rated Ba1 (Moody's) / BB (S&P) / BBB- (Fitch) and, following a global investor roadshow commencing on the 12th of May covering Asia, the US and Europe, is expected to be launched in the near future subject to market conditions.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSDPA technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Website:

www.indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

The notes may not be offered or sold in Indonesia or to Indonesian citizens, wherever they are domiciled, or to Indonesians residents, in a manner which constitutes a public offer under the laws of Indonesia.